Nicole M. Runyan, P.C. To Call Writer Directly: +1 212 446 4774 nicole.runyan@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446-4800 www.kirkland.com	Facsimile: +1 212 446 4900

January 7, 2025

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Ms. Eileen Smiley
Senior Counsel
Mr. Brian Szilagyi
Staff Accountant

Re:	Ares Core Infrastructure Fund
Amendment No. 2 to Registration Statement on Form 10
Filed November 27, 2024
File No. 000-56695

Ladies and Gentlemen:

This letter is sent on behalf of Ares Core Infrastructure Fund (the “Fund”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated via e-mail by Eileen Smiley, Senior Counsel, on December 9, 2024 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Fund today filed with the Commission Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (as amended, the “Registration Statement”) reflecting, among other things, the revisions made in response to the comments of the Staff contained in the Comment Letter, as well as certain updates. The Fund confirms this amendment has been filed prior to accepting subscriptions to the Fund.

For ease of reference, the headings and numbers of the Fund’s responses set forth below correspond to the headings and numbers in the Comment Letter. For convenience, we have set forth below, in italics, the text of the Staff’s comment prior to each of the Fund’s responses in the same order as presented in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Form 10 filed November 27, 2024

Item 1. Business

1.

Staff’s comment: The proposed revised disclosure on pp. 15 – 16 under the heading “Inflation Protection” includes information about how “investments in Core Infrastructure Assets can benefit from implicit inflation protection as some operating projects have revenues with contractual escalation based on inflation or favorable exposure to commodity prices that are inflation linked…” The disclosure then includes the presentation of 4 indices, the MSCI World, S&P 500, Infra300, and Burgiss Global Infra indices in various combinations of low/high growth and inflation environments from Q1 2001 through Q4 2022. Please supplementally explain how this disclosure is not potentially materially misleading to investors. In responding to this comment, please consider the following:

1.	How did the Fund consider whether its strategies, objectives, and policies are substantially similar to the components of the infrastructure indices included in the presentation? Are there any material differences that have not been disclosed?

2.	How did the Fund consider that it was appropriate to present performance information about the Infra300 and Burgiss Global Infra indices as opposed to other infrastructure indices?
3.	How did the Fund consider whether it was appropriate to present performance information about the Burgiss Global Infra index and Infra300 index given the restrictions/requirements regarding BDC underlying investments under the 1940 Act that would apply to the Fund?
4.	Why did the Fund only disclose performance data up until 2022? Were there material differences in the performance of the broader based securities indices versus the two infrastructure indexes during the time periods excluded?
5.	In Footnote 8 to the narrative description of the returns of the infrastructure assets on Page 15 of the redlined Form 10, you state that there are many differences between private and public market investments. Please supplementally explain whether the Fund considered disclosing differences in how fees impact returns in private vs. public market investments. As one example, did the Fund considering disclosing that the indices do not reflect management fees and that entities managing private market investments, such as this Fund, can charge higher management fees, including incentive fees?

Response: We respectfully advise the Staff that, although we do not believe this disclosure is potentially materially misleading to investors, we have revised Amendment No. 3 (page 15) to delete this disclosure because it is not material to investors.

2.	Staff’s comment: The proposed disclosure on page 18 includes the following: “Four of these investments representing 1.3 GW of capacity and $1.8 billion in project cost[s] have since been realized through sales to third-party owners, with the new owners benefiting from the projects’ attractive long-term fixed-price revenue contracts. We believe these assets are representative of projects that the AIO team would be able to originate for the Fund.” Please supplementally explain how this disclosure, or any other similar disclosure in the registration statement, is not potentially materially misleading to investors. In responding to this comment, please consider the following:

1.	Are the strategies, objectives, and policies for the above-referenced investments substantially similar to the Fund’s? Are there any material differences that have not been disclosed?
2.	How did the Fund determine that it was appropriate to present information about realized gains for these four particular investments, rather than any other investments during the same time period? For instance, were the four particular investments cited the top four projects that resulted in the highest realized gains during this period? Did the AIO team have any investments during this same time period that did not realize gains but rather realized losses?
3.	How did the Fund determine that it was not appropriate to present information about other similar investments with unrealized gains or realized losses?
4.	How is the Fund defining “realized project costs net of all actual fees/expenses”?
5.	Is the reference to the $1.8 billion in realized project costs net of all actual fees/expenses? Over what time horizon was the $1.8 billion realized and how long was each investment held?

Response: We respectfully advise the Staff that, although we do not believe this disclosure is potentially materially misleading to investors, we have revised Amendment No. 3 (page 17) to delete this disclosure because it is not material to investors.

3.	Staff’s comment: In your response letter to comments dated November 18, 2024, you responded to staff comments concerning a resource sharing arrangement between Ares Management Corporation (Ares, the parent company), the Fund and the Ares Capital Management II, LLC (the Fund’s Adviser).

1.	Per your Form 10 filing, we note that the Fund will “leverage the experience, talent and extensive network of relationships of Ares and its personnel, including the Ares infrastructure opportunities team (“AIO”), which utilizes local sourcing capabilities and sector experience to seek to originate and manage diverse investments in private infrastructure assets.” Given this arrangement, does the Adviser’s (if any) compliance policies and procedures address conflicts of interest and information sharing with respect to the AIO Team? If so, please explain which policies govern these elements of the arrangement.
2.	We note that the Adviser as a fiduciary has fiduciary obligations to the Fund per your response to Comment 10 in your in your November 18, 2024 response letter. In the event that AIO or any affiliate thereof inadvertently fails to act to in the best interest of the investors of the Fund, please explain how liability will be distributed among the parties involved.
3.	If the Adviser and Ares, including AIO, do not have a written agreement governing the resource sharing arrangement, please explain what records will be kept by the Adviser and/or Ares, the AIO Team regarding the arrangement. In doing so, please address:

	(i)	Of such records, which will be kept by the Adviser? Which will be kept by Ares or the AIO Team? Which will be kept by all affiliated entities, if any?
	(ii)	Will such records include documentation of which specific personnel will be shared with the Adviser? Will the records further detail information about such personnel, such as dates of their shared responsibilities, etc.?
	(iii)	Will such records include documentation of compliance with the applicable Code of Ethics by the applicable personnel, including documentation of any violations.
	(iv)	Will the applicable shared personnel all have the relevant industry credentials to provide advisory services to the Adviser under the Adviser’s supervision? Will the Adviser maintain records to document the valid credentials of each shared person while they are shared with the Adviser.

Response:	We have revised Amendment No. 3 throughout to clarify that the members of Ares’ infrastructure opportunities team are personnel of the Adviser who are subject to the Adviser’s compliance program. Such personnel are held to the same fiduciary standard and subject to the same compliance policies and procedures as the rest of the Adviser’s personnel, including those addressing conflicts of interest. The Adviser is responsible for its fiduciary obligations and maintains all records required by law, including documentation of compliance with its Code of Ethics and any violations thereof.

We hope that the foregoing has been responsive to the Staff’s Comments. If you have any questions related to this letter, please direct any such requests or questions to Nicole M. Runyan of Kirkland & Ellis LLP at (212) 446-4774 or nicole.runyan@kirkland.com and Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com.

Sincerely,

/s/ Nicole M. Runyan, P.C.
Nicole M. Runyan, P.C.

cc:	Via E-mail

Noah Ehrenpreis, Ares Core Infrastructure Fund

Christina Oh, Ares Core Infrastructure Fund